---------------------------
       OMB APPROVAL
---------------------------
OMB Number:       3235-0145
Expires:    August 31, 1999
Estimated average burden
hours per form. . . . 14.90
---------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                             theglobe.com, inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 88335R101
---------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                          Stuart H. Gelfond, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)


                                May 3, 1999
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 88335R101                           Page 2 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dancing Bear Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,046,774 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,796,774 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,046,774 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.9%

14  TYPE OF REPORTING PERSON  (See Instructions)

    CO

                                    13D

CUSIP No. 88335R101                           Page 3 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,123,024 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,873,024 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,123,024 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.3%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                    13D

CUSIP No. 88335R101                           Page 4 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Todd V. Krizelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           777,431 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         877,431 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    877,431 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.5%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                    13D

CUSIP No. 88335R101                           Page 5 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stephan J. Paternot

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           829,976 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         929,976 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    929,976 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock") of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 1 amends the initial statement in Schedule 13D dated February 16, 1999 filed by the Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and supplemented by adding thereto the following:

     Each of Stephan Paternot and Todd Krizelman had 72,488 options vested since February 14, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     On May 3, 1999 a preliminary prospectus was delivered by the Company in contemplation of an offering of 4,000,000 shares of Common Stock, with the Company selling 2,000,000 shares and certain selling stockholders selling 2,000,000 shares. The Reporting Persons intend to sell shares in the proposed offering. Dancing Bear Investments, Inc., an entity controlled by Michael Egan, intends to sell 1,200,000 shares. Todd Krizelman intends to sell 60,000 shares. Stephan Paternot intends to sell 40,000 shares. In addition, if the underwriters exercise an over-allotment option, Dancing Bear Investments has the option to sell an additional 600,000 shares. If Dancing Bear Investments does not exercise the option, the Company will sell an additional 600,000 shares. The Company has announced a two-for-one stock split in the form of a dividend that will be payable on May 14, 1999 to stockholders of record on May 3, 1999. All references to share amounts are on a pre-split basis.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by deleting the previous item 5 and replacing it in its entirety with the following:
     (a)-(b)The amounts and percentages of Common Stock set forth in this
Item 5 are based on (i) the shares beneficially owned by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot as set forth in Item 3 and (ii) 11,449,373 shares of Common Stock outstanding as of April 29, 1999.

          Amount beneficially owned:

                  6,046,774   with respect to Dancing Bear Investments
                  6,123,024   with respect to Mr. Egan
                    877,431   with respect to Mr. Krizelman
                    929,976   with respect to Mr. Paternot

          Percent of class:

                      44.9%   with respect to Dancing Bear Investments
                      45.3%   with respect to Mr. Egan
                       7.5%   with respect to Mr. Krizelman
                       7.9%   with respect to Mr. Paternot

          Number of shares as to which the person has:

               sole power to vote or to direct the vote:
                  6,046,774   with respect to Dancing Bear Investments
                  6,123,024   with respect to Mr. Egan
                    777,431   with respect to Mr. Krizelman
                    829,976   with respect to Mr. Paternot

               shared power to vote or to direct the vote:

                          0

               sole power to dispose or to direct the disposition of:
                  5,796,774   with respect to Dancing Bear Investments
                  5,873,024   with respect to Mr. Egan
                    877,431   with respect to Mr. Krizelman
                    929,976   with respect to Mr. Paternot

               shared power to dispose or to direct the disposition of:

                            0

          (c) None of Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot has effected any transactions in shares of Common Stock during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot, except with respect to 28,000 shares of Common Stock held by certain trusts for the benefit of Mr. Egan's children and 7,000 shares held by Mr. Egan's spouse. Mr. Egan disclaims beneficial ownership for each amount of such shares.

          (e) Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  May 3, 1999

                                     DANCING BEAR INVESTMENTS, INC.

                                     By:    /s/ Rosalie V. Arthur
                                        ---------------------------------
                                        Name:  Rosalie V. Arthur
                                        Title:    Vice President


                                     MICHAEL S. EGAN

                                     By:    /s/  Michael S. Egan
                                        ---------------------------------


                                     TODD V. KRIZELMAN

                                     By:    /s/ Todd V. Krizelman
                                        ---------------------------------


                                     STEPHAN J. PATERNOT

                                     By:    /s/ Stephan J. Paternot
                                        ---------------------------------

                                                               Schedule I
                                                               ----------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 14th day of February, 1999.


                                     DANCING BEAR INVESTMENTS, INC.

                                     By:    /s/ Rosalie V. Arthur
                                        ---------------------------------
                                        Name:  Rosalie V. Arthur
                                        Title:    Vice President


                                     MICHAEL S. EGAN

                                     By:    /s/  Michael S. Egan
                                        ---------------------------------


                                     TODD V. KRIZELMAN

                                     By:    /s/ Todd V. Krizelman
                                        ---------------------------------


                                     STEPHAN J. PATERNOT

                                     By:    /s/ Stephan J. Paternot
                                        ---------------------------------